FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Corrections to the slide on page 27 of “Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2009” furnished on Form 6-K on April 27, 2009

Note

On April 27, 2009, Nomura Holdings, Inc. (the “Company”) furnished a Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2009. The Company is furnishing this Form 6-K/A in order to amend the net revenue data for “Global Fixed Income” and “Other” for the fiscal year ended March 31, 2009 and for the fourth quarter of that fiscal year, which appear on page 27 of the document in Exhibit 1 of the original Form 6-K, as indicated in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 1, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

After correction

NOMURA

Global Markets Related Data (1)

(billions of yen)

	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2008.3	FY2009.3				QoQ	YoY
						4Q	1Q	2Q	3Q	4Q		
Global Fixed Income	119.8	173.8	123.1	-119.9	**-217.2**	-153.9	-35.2	-15.3	-172.1	**5.4**	-	-
Global Equities	90.2	168.5	147.9	206.0	**98.9**	18.0	42.4	26.4	7.3	**22.8**	**213.5%**	**26.9%**
Other	33.1	28.8	19.1	9.5	**-38.9**	2.7	3.8	-17.6	-6.2	**-18.8**	-	-
Net revenue	243.1	371.1	290.0	95.6	**-157.3**	-133.3	11.0	-6.5	-171.1	**9.4**	-	-
Non-interest expenses	182.9	213.4	231.2	321.8	**417.4**	75.6	72.6	80.2	124.4	**140.2**	**12.7%**	**85.4%**
Income before income taxes	60.2	157.7	58.8	-226.2	**-574.6**	-208.9	-61.6	-86.7	-295.5	**-130.8**	-	-

Notes: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

Securitization Product Holdings

Holdings by Product and Region

(billions of yen)

	As of Mar. 31,2009				
	Outstanding Balance	Japan	Asia	Europe	US
Commercial Mortgage Backed Securities (CMBS)	10.8	8.1	-	-	2.7*
Residential Mortgage Backed Securities (RMBS)	71.3	35.5	-	-	35.8**
Commercial Real Estate Backed Securities	37.7	37.7	-	-	-
Other Securitization Products	54.3	38.8	2.7	7.7	5.1
Total	174.1	120.0	2.7	7.7	43.7

*The 2.7 billion yen shown here is mainly for synthetic CDO business carried out in Europe. In addition to this amount, we had a position of 38.5 billion yen in the US CMBS-related business at the end of March 2009. This has been included in whole loans and is not shown here.

**Fund seed money holding government sponsored enterprise agency mortgages.

CMBS by Rating

(billions of yen)

	As of Mar. 31,2009						
	Outstanding Balance	AAA	A	BBB	BB	No Rating	Ginnie Mae GSE*
Japan	8.1	4.3	0.1	0.9	-	2.8	-
US	2.7	1.5	0.1	0.0	0.4	-	0.7
Total	10.8	5.8	0.2	0.9	0.4	2.8	0.7

* Government Sponsored Enterprises

Leveraged Finance* Balance

(billions of yen)

	As of Mar. 31,2009		
	Outstanding Balance	Drawn Down	Remaining Comittments
Japan	9.9	8.0	1.9
Europe	80.5	74.9	5.6
Total	90.3	82.8	7.5

*Loans for leveraged buy-outs and leveraged buy-ins

27

Before correction

NOMURA

Global Markets Related Data (1)

(billions of yen)

	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2008.3	FY2009.3				QoQ	YoY
						4Q	1Q	2Q	3Q	4Q		
Fixed Income	119.8	173.8	123.1	-119.9	**-169.9**	-153.9	-35.2	-15.3	-172.1	**52.8**	**-**	**-**
Equity	90.2	168.5	147.9	206.0	**98.9**	18.0	42.4	26.4	7.3	**22.8**	**213.5%**	**26.9%**
Other	33.1	28.8	19.1	9.5	**-86.3**	2.7	3.8	-17.6	-6.2	**-66.2**	**-**	**-**
Net revenue	243.1	371.1	290.0	95.6	**-157.3**	-133.3	11.0	-6.5	-171.1	**9.4**	**-**	**-**
Non-interest expenses	182.9	213.4	231.2	321.8	**417.4**	75.6	72.6	80.2	124.4	**140.2**	**12.7%**	**85.4%**
Income before income taxes	60.2	157.7	58.8	-226.2	**-574.6**	-208.9	-61.6	-86.7	-295.5	**-130.8**	**-**	**-**

Notes: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

Securitization Product Holdings

Holdings by Product and Region

(billions of yen)

	As of Mar. 31,2009				
	Outstanding Balance	Japan	Asia	Europe	US
Commercial Mortgage Backed Securities (CMBS)	10.8	8.1	-	-	2.7*
Residential Mortgage Backed Securities (RMBS)	71.3	35.5	-	-	35.8**
Commercial Real Estate Backed Securities	37.7	37.7	-	-	-
Other Securitization Products	54.3	38.8	2.7	7.7	5.1
Total	174.1	120.0	2.7	7.7	43.7

*The 5 billion yen shown here is mainly for synthetic CDO business carried out in Europe. In addition to this amount, we had a position of 38.5 billion yen in the US CMBS-related business at the end of March 2009. This has been included in whole loans and is not shown here.

**Fund seed money holding government sponsored enterprise agency mortgages.

CMBS by Rating

(billions of yen)

	As of Mar. 31,2009						
	Outstanding Balance	AAA	A	BBB	BB	No Rating	Ginnie Mae GSE*
Japan	8.1	4.3	0.1	0.9	-	2.8	-
US	2.7	1.5	0.1	0.0	0.4	-	0.7
Total	10.8	5.8	0.2	0.9	0.4	2.8	0.7

* Government Sponsored Enterprises

Leveraged Finance* Balance

(billions of yen)

	As of Mar. 31,2009		
	Outstanding Balance	Drawn Down	Remaining Comittments
Japan	9.9	8.0	1.9
Europe	80.5	74.9	5.6
Total	90.3	82.8	7.5

*Loans for leveraged buy-outs and leveraged buy-ins

27